SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B), hereby informs its shareholders and the market in general, in addition to the Market Announcement released on October 19, 2020, that the subsidiary Companhia Hidro Elétrica do São Francisco - Chesf (“Chesf”) has completed the purchase of all the shares belonging to Sequoia Capital Ltda., (“Sequoia”) in the SPEs of the Pindaí I, II and III Wind Complex (“SPEs”), as shown below:

Complex	SPE	Chesf participation before the acquisition	Acquired shareholding	Chesf participation after the acquisition
Pindaí I	ACAUÃ ENERGIA S.A.	99.93%	0.07%	100.00%
	ANGICAL 2 ENERGIA S.A.	99.96%	0.04%	100.00%
	ARAPAPÁ ENERGIA S.A.	99.90%	0.10%	100.00%
	CAITITU 2 ENERGIA S.A.	99.96%	0.04%	100.00%
	CAITITU 3 ENERGIA S.A.	99.96%	0.04%	100.00%
	CARCARÁ ENERGIA S.A.	99.96%	0.04%	100.00%
	CORRUPIÃO 3 ENERGIA S.A.	99.96%	0.04%	100.00%
	TEIÚ 2 ENERGIA S.A.	99.95%	0.05%	100.00%
Pindaí II	COQUEIRINHO 2 ENERGIA S.A.	99.98%	0.02%	100.00%
	PAPAGAIO ENERGIA S.A.	99.96%	0.04%	100.00%
Pindaí III	TAMANDUÁ MIRIM 2 ENERGIA S.A.	83.01%	16.99%	100.00%

For the aforementioned purchase, Chesf paid the amount of BRL 20,614,644.00 (twenty million, six hundred and fourteen thousand, six hundred and forty-four reais), of which BRL 15,608,605.11 (fifteen million, six hundred and eight thousand, six hundred and five reais and eleven centavos) directly to Sequoia and BRL 5,006,038.89 (five million, six thousand and thirty-eight reais and eighty-nine centavos) to settle pending issues for Sequoia's capital in the SPE Tamanduá Mirim 2 Energia SA.

The next step will be the incorporation of SPEs by Chesf, which is subject to obtaining the applicable regulatory and administrative approvals and authorizations.

The aforementioned operations are within the scope of the Eletrobras' shareholding rationalization initiative, pursuant to the Business and Management Master Plan (“PDNG 2021-2025”) disclosed to the market through a Relevant Fact on December 23, 2020.

This document may contain estimates and projections that are not statements of events in the past, but reflect our management's beliefs and expectations and may constitute estimates and projections about future events in accordance with Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "may", "esteem", "continue", "anticipate", "intend", "wait" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and the value of the Real, changes in volumes and patterns of electricity use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in the levels of rain and water in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely exclusively on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

The Company will keep the market informed about the next steps of the operations included in this Relevant Fact.

Rio de Janeiro, January 26, 2021.

Elvira Cavalcanti Presta

Chief Financial and Investor Relations Officer

This document may contain estimates and projections that are not statements of events in the past, but reflect our management's beliefs and expectations and may constitute estimates and projections about future events in accordance with Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "may", "esteem", "continue", "anticipate", "intend", "wait" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and the value of the Real, changes in volumes and patterns of electricity use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in the levels of rain and water in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely exclusively on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.